                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Sec-                  OMB Approval
    tion 16. Form 4 or Form 5 obligations
    may continue. See Instruction 1(b).              OMB Number:       3235-0362
                                                     Expires: September 30, 1998
/ / Form 3 Holdings Reported                         Estimated average burden
/ / Form 4 Holdings Reported                         hours per response      1.0

1. Name and Address of Reporting Person*
   Flowers     J.         Christopher

   (Last)   (First)       (Middle)


             (Street)
One Rockefeller Plaza - 32nd Floor


   (City)  (State)  (Zip)
New York  New York   10020

2. Issuer Name and Ticker or Trading Symbol

The Enstar Group, Inc. ("ESGR")

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

        12/98

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)
    Vice Chairman of the Board of Directors
    ---------------------------------------
7. Individual or Joint/Group Reporting (check applicable line)

   /X/ Form Filed by One Reporting Person
   / / Form Filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).
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
                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-                     or Disposed of (D)             end of       Form:
                                  action                     (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date     3. Trans-      -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     action                    (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/        Code           Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)       (Instr. 8)                (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -------------  ------------  ---  ----------  -----------  -------------  ---------------
   Common Stock                                                                           1,234,055



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
                           Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action                     Acquired (A) or             (Month/Day/Year)
                                             Price of     Date                       Disposed of (D)          ----------------------
                                             Deriv-       (Month/  4. Transac-       (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/        tion Code   --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)       (Instr. 8)      (A)           (D)       able        Date
----------------------------------------  -----------  ----------  -------------  ------------  ------------  ----------  ----------
stock option                                10.8125                                                              (A)       01/01/07

stock units (C)                             1 for 1    09/30/97        A                206                      (B)          (B)

stock units (C)                             1 for 1    10/01/97        A                406                      (B)          (B)

stock units (C)                             1 for 1    01/01/98        A                460                      (B)          (B)

stock units (C)                             1 for 1    04/01/98        A                429                      (B)          (B)

stock units (C)                             1 for 1    05/21/98        A                174                      (B)          (B)

stock units (C)                             1 for 1    07/01/98        A                348                      (B)          (B)

stock units (C)                             1 for 1    08/17/98        A                190                      (B)          (B)

stock units (C)                             1 for 1    10/01/98        A                385                      (B)          (B)

stock units (C)                             1 for 1    10/06/98        A                192                      (B)          (B)

stock units (C)                             1 for 1    10/12/98        A                 78                      (B)          (B)

stock units (C)                             1 for 1    10/30/98        A                 67                      (B)          (B)

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Year            (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
stock option                         common stock         25,000                         25,000             D

stock units (C)                      common stock            206         12.125                             D

stock units (C)                      common stock            406         12.312                             D

stock units (C)                      common stock            460         10.875                             D

stock units (C)                      common stock            429         14.00                              D

stock units (C)                      common stock            174         14.344                             D

stock units (C)                      common stock            348         14.375                             D

stock units (C)                      common stock            190         13.187                             D

stock units (C)                      common stock            385         13.00                              D

stock units (C)                      common stock            192         13.016                             D

stock units (C)                      common stock             78         12.812                             D

stock units (C)                      common stock             67         14.969           2,933             D

Explanation of Responses:

(A) These options were granted to the reporting person pursuant to The Enstar Group, Inc. 1997 Amended Outside Directors Stock Option Plan. The options became exercisable in five equal installments on 6/30/97, 1/1/98, 1/1/99, 1/1/2000 and 1/1/2001.

(B) These stock units were accrued under The Enstar Group, Inc. Deferred Compensation and Stock Plan for non-employee Directors and are to be settled in a lump sum distribution within 30 days after the termination of the Reporting Persons Services on the Board of Directors.

(C) These stock units were previously reported on a Form 4. Because of a miscalculation of the average bid and ask prices the number of units and price of the derivative securities were incorrectly reported. The transactions are being correctly reported on this Form 5. The cumulative difference in number of underlying shares was 18 shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ J. Christopher Flowers                        2/11/99
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date


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                                                                 SEC 2270(7-96)